UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q4 2017 Investor Presentation

Item 1

Asher Grinbaum | Acting CEO February 14 th , 2017 Q4 & FY 2017 Results

Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2016 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 4 2017 press release for the quarter ended December 31 , 2017 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS . 2

See Q4 2017 press release for a reconciliation of Adjusted operating income to operating income, adjusted net income and adjusted EBITDA to net income Q 4 and Full Year 2017 Results Summary ▪ Strong Q 4 and full year performance: x Growth of 20 % in adjusted operating income ( ~ 160 % in Q 4 2017 reported operating income) supported by the recovery in the potash market and G&A reduction x FY 2017 : stable sales, operating margins expansion and higher free cash flow generation, despite continuous challenging commodity business environment ▪ Execution of prudent capital allocation and successful divestments, contributed to solid financial position * Operating income attributed to segments before G&A and other expenses ** See appendix for reconciliation of Free cash flow $ millions Q 4 17 Q 4 16 % change FY 2017 FY 2016 % change Sales 1,361 1,338 1.7% 5,418 5,363 1.0 % Operating income (loss) 189 72 162.5% 629 (3) NA Adjusted operating income* 168 140 20.0% 652 582 12.0 % Adjusted EBITDA 276 264 4.5% 1,059 1,051 0.8 % Net income (loss) 155 32 384.4% 364 (122) 398.4 % Adjusted net income 142 114 24.6% 389 451 (13.7) % Free cash flow** 137 127 7.9% 405 346 17.1 % Net Debt 3,037 3,264 (7.0)% 3,037 3,264 (7.0)% Average potash selling price - FOB 222 202 9.9% 219 211 3.8% 3

Business Performance & Major Developments

Specialty Solutions

$ million	Q4 2017	Q4 2016	FY2017	FY2016
Sales*	651	601	2,650	2,553
Segment O/I**	114	121	554	534

2017 profit growth driven by Advanced Additives and Industrial Products business lines

- In **Industrial Products**, supportive bromine market conditions continued in the fourth quarter. However, operating margins were negatively impacted by lower sales of clear brine fluids
- Fourth quarter **Advanced Additives**' results supported by higher sales along the P2O5 value chain, driven by value oriented pricing strategy and expansion of customer base, as well as by off-season wildfires in California
- Fourth quarter **Food Specialties** results reflect the continuous trends in 2017 – lower sales to Russia and lower dairy protein sales to a major customer

Essential Minerals

$ million	Q4 2017	Q4 2016	FY2017	FY2016
Sales*	780	800	3,008	3,036
Segment O/I**	124	103	359	398

2017 performance driven by potash market recovery, offset by challenges in commodity phosphate

- Growth in **Potash** operating income supported by strong demand and tight supply, with record annual sales to Brazil
- Record fourth quarter results for the **Specialty Fertilizers** business line led by growth in specialty agriculture
- Higher Q4 Sulphur costs and production slowdown at YPH JV due to maintenance and at ICL Rotem, offset contribution from **phosphate price** recovery

Where needs take us

* Including inter-segment sales
** Excluding G&A, unallocated expenses

4

Significant Achievements in 2017 Setting the Base for a Promising Future

2017 ACHIEVEMENTS

- ~$1.2b Divestments of IDE (water desalination), Fire Safety and Oil Additives businesses
- Consistently positive FCF through optimization of CapEx and working capital and reduction in G&A expenses
- Significant improvement in YPH performance
- Growth in Specialty agriculture despite commodity headwinds
- Acceleration of transfer into Polysulphate at ICL UK, growing Polysulphate sales by ~50%
- Beneficial long-term natural gas supply agreement
- Significant overhang was removed through the successful sale of PCS's holdings in ICL

LOOKING INTO 2018

- Reduce debt ratios while still investing in growth
- Executing long-term infrastructure CapEx projects
- Focus on specialty agriculture growth
- Continue both organic and inorganic growth of Specialty businesses
  - ✓ Grow the post-divestment Advanced Additives
  - ✓ Return to growth trajectory in Food Specialties
  - ✓ Maintain high profit margins at Industrial Products
- Complete transition to Polysulphate at ICL UK.
- Continuous improvement in the competitiveness of our mineral assets in Spain, China and Israel

Where needs take us

5

Grow Specialty Businesses Our Strategic Direction 6 Improve Competitiveness of Mineral Assets Enhanced Focus on Specialty Crop Nutrition

Financial Results Kobi Altman CFO

140 168 53 3 2 6 7 17 $ millions Q 4 17 Q 4 16 % change 2017 FY 2016 FY % change Sales 1,361 1,338 1.7% 5,418 5,363 1.0 % Operating income ( loss) 189 72 162.5% 629 (3) NA Adjusted operating income 168 140 20.0% 652 582 12.0 % Net income (loss) 155 32 384.4% 364 (122) 398.4 % Adjusted net income 142 114 24.6% 389 451 (13.7)% Free cash flow 137 127 7.9% 405 346 17.1 % Main Financial Figures and Analysis Q 4 2017 Sales ($ M) Q 4 2017 Adjusted operating income ($ M) See Q4 2017 press release for a reconciliation of Adjusted operating income to operating income and adjusted net income to ne t i ncome * See appendix for reconciliation of free cash flow Numbers may not add due to rounding and set offs 1,338 1,361 53 34 64 8

Segment Contribution to Operating Income 52% 48% 46% 54% 39% 61% 43% 57 % Essential Minerals Essential Minerals Essential Minerals Essential Minerals Specialty Solutions Specialty Solutions Specialty Solutions Specialty Solutions Q 4 2017 Q 4 2016 VS. FY 2017 FY 2016 VS . Specialty businesses continue their strong performance with increased contribution to operating income … … though strong quarter for potash increases Essential Mineral ’ s share in Q 4 2017 operating income 9

Effective Tax Rate $ million 2017 2016 Adjusted income before tax 528 506 Income tax rate (including resource tax) 26% 24% 136 121 Carryforward losses not recorded for tax purposes 25 26 161 146 30% 29 % Other items: Exchange rate impact (mainly ILS vs USD) 18 1 Reduction in tax rates (mainly US 2017, Israel 2016) (13) (32) Other (mainly deferred tax adjustments) ) 10 ( ) 16 ( Adjusted income tax 156 100 Actual Effective tax rate % 30% 20 Reported Effective tax rate % 31 A N/ See Q 4 2017 press release for a reconciliation of Adjusted operating income to operating income 10

Specialty Solutions Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 601 651 19 18 13 121 114 13 7 1 2 24 11

Essential Minerals Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 800 780 16 42 78 103 124 42 3 1 1 11 13 12

… leading to a continuous positive Free Cash Flow** generation 887 794 680 619 507 337 350 355 401 418 2013A 2014A 2015A 2016A 2017A 2018E CapEx Depreciation and Ammortization Prudent Capital Management Leading to Strong Cash Flow Generation We Exercise Strict CapEx* Management While Still Investing in Future Growth… * Additions to PP&E (Non cash) ** Free cash flow =operating cash flow – purchases of property, plant and equipment and intangible assets + dividends from equity - accounted investees (also included in “ other ” ). See reconciliation table at the appendix. $ million $ million 278 74 - 27 346 2013A 2014A 2015A 2016A 2017A 2018E 405 13

Q 4 and FY 2017 Key Takeaways 14 STRONG PERFORMANCE DEBT REDUCTION STRATEGIC DIRECTION

Thank You

Appendix

Specialty Solutions Segment

Specialty Solutions’ Sales and Operating Income FY2017 Sales ($ M) Adjusted operating income ($ M) See Q4 2017 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income t o n et income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 2,553 2,650 82 11 4 534 554 52 19 4 3 15 37 18

Specialty Solutions’ Business Line Sales Q4 2017 Numbers may not add due to rounding and set offs Industrial Products Advanced Additives Food Specialties Q4 2016 Quantities Exchange Rates Prices Q4 2017 173 199 17 5 4 Q4 2016 Exchange rates Prices Quantities Q4 2017 151 151 6 1 7 Q4 2016 Prices Quantities Exchange rates Q4 2017 283 303 9 6 5 19

Essential Minerals Segment

Essential Minerals’ Sales and Operating Income FY2017 Sales ($M) Adjusted operating income ($M) See Q 4 2017 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 3,036 3,008 18 9 1 398 359 18 7 6 9 30 31 21

Essential Minerals’ Business Line Sales Q4 2017 Numbers may not add due to rounding and set offs Specialty Fertilizers Potash & Magnesium Phosphates 415 414 32 8 41 263 242 6 11 38 137 156 16 2 1 22

Potash Business Stand - Alone Bridge Analysis Q4 2017 Sales ($M) Business unit operating income ($M) See Q 4 2017 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 403 401 34 8 44 94 124 34 8 6 5 1 23

24 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Cash flow from operations 167 120 295 310 66 325 124 58 222 238 249 257 195 199 176 277 Purchase of property, plant and equipment and intangible assets (239) (209) (207) (180) (150) (155) (164) (150) (187) (154) (153) (138) (106) (113) (98) (140) Dividend from investees 9 3 2 3 12 - 4 3 3 1 - 8 3 - - - Proceeds from sale of fixed assets - - - - - - - - - - - - 12 - - - Free Cash Flow - 63 - 86 90 133 - 72 170 - 36 - 89 38 85 96 127 104 86 78 137 Free Cash Flow Reconciliation

We disclose in this Quarterly Report non - IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company ’ s shareholders , adjusted EBITDA and free cash flow . Our management uses adjusted operating income, adjusted net income attributable to the Company ’ s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “ Adjustments to reported operating and net income ” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company ’ s shareholders by adjusting our net income attributable to the Company ’ s shareholders to add certain items, as set forth in the reconciliation table “ Adjustments to reported operating and net income ” above, excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company ’ s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “ Adjusted EBITDA for the periods of activity ” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company ’ s shareholders . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and Dividends from equity - accounted investees during such period as presented in the reconciliation table under “ Calculation of free cash flow ” . You should not view adjusted operating income, adjusted net income attributable to the Company ’ s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company ’ s shareholders determined in accordance with IFRS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company ’ s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies . However, we believe adjusted operating income, adjusted net income attributable to the Company ’ s shareholders, adjusted EBITDA and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company ’ s results of operations . This discussion is based in part on management ’ s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements . Non GAAP Financial Measures 25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 14, 2018